Expro Ltd

1311 Broadfield Boulevard, Suite 400

Houston, Texas 77084

(713) 463-9776

April 20, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Karina Dorin

Re:	Request for Acceleration of Effectiveness of
Registration Statement on Form S-4 (File No. 333-294836)

Ladies and Gentlemen:

Expro Ltd hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration Statement No. 333-294836) be accelerated so that the Registration Statement will become effective on Tuesday, April 21, 2026, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Tull R. Florey of Gibson, Dunn & Crutcher LLP at (346) 718-6767.

Sincerely,

EXPRO LTD

By:	/s/ Sergio L. Maiworm, Jr.
Sergio L. Maiworm, Jr.
Chief Financial Officer

cc:	Tull R. Florey, Gibson, Dunn & Crutcher LLP